Mail Stop 4561
								January 17, 2006

By U.S. Mail and Facsimile to (970) 476-0200

Gary S. Judd
President and Chief Executive Officer
Vail Banks, Inc.
0015 Benchmark Road, Suite 300
P.O. Box 6580
Avon, CO  81620

Re:	Vail Banks, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	File No. 000-25081

Dear Mr. Judd:

      We have reviewed your response filed with the Commission on September 7, 2005, and have the following additional comments. Please provide us with the requested information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 6: Goodwill and Other Intangible Assets, page F-20

1. We note your response to comment 2. We note in your 2003 10-K that you have a total charge to amortization of intangible assets of
$617k, of which $543k related to the impairment of core deposit intangible. Please clarify to us the dollar amount charged to the amortization of intangible assets for the year ended December 31, 2003, which was the correction of the 1997 error.

2. We note your response to comment 2. Based upon your analysis of materiality, it appears that this error was material to your 2003 financial statements. Please restate your financial statements to reflect this adjustment, booked in 2003, as a correction of an error.
Refer to paragraphs 36 and 37 of APB Opinion 20.

3. In your restatement of the 2003 financial statements, please properly characterize the impairment charge related to the core deposit intangible as a separate line item on the face of your income statement. Please refer to the materiality threshold for other expenses defined in Article 9-04 of Regulation S-X.

Forms 10-Q in 2005

4. We note that in 2005 you have discontinued presentation of the mortgage brokerage business. Please revise your financial statements to reflect the requirements of paragraph 34 and 35 of SFAS 131.


      As applicable, please file an amendment in response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your response via EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3851 with any questions.


      Sincerely,



      Paul Cline
      Senior Accountant



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Gary S. Judd
Vail Banks, Inc.
January 17, 2006
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